December 29, 2008

VIA EDGAR

Linda VanDoorn, Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Alexandria Real Estate Equities, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
And Documents Incorporated by Reference
Form 10-Q for Fiscal Quarters Ended
March 31, 2008, June 30, 2008, and September 30, 2008
File No. 001-12993

Dear Ms. VanDoorn:

This letter is submitted in response to your letter dated December 4, 2008 to Mr. Joel S. Marcus, Chief Executive Officer of Alexandria Real Estate Equities, Inc.

For the convenience of reference, each of the following comments contained in the letter dated December 4, 2008 is reprinted below in italics followed by our response.

FORM 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Capital expenditures, tenant improvements and leasing costs, page 37

Comment 1

Please tell us what consideration you gave to disclosing any proposed program for future capital expenditures and improvements and discuss the sources of funds for those improvements.

Response to Comment 1

We have considered the MD&A requirements in Item 303(a) of Regulation S-K to identify any known trends or any known demands, commitments, events or uncertainties regarding our liquidity and capital resources.  In addition, we have considered the SEC’s guidance on MD&A set forth in Release No. 33-8350 (Dec. 19, 2003).  In drafting our MD&A, we sought to provide insight into our historical capital expenditure programs, as well as our future capital expenditure programs and our sources of funds for such future programs.

Our disclosure of historical capital expenditures, tenant improvements and leasing costs on page 37 of our Form 10-K for the year ended December 31, 2007 provides a summary of the average capital expenditures, tenant improvements and leasing costs related to our properties (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment). The total expenditures over the past five years were approximately $23.3 million with an average expenditure of approximately $4.7 million per year.  We believe that this information provides a user-friendly format for investors to assess our historical capital expenditures.  The sources of funds for these expenditures were disclosed under Other Resources and Liquidity Requirements: “We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.”

With regard to our future capital expenditure plans, we disclosed our commitments for construction of properties undergoing development and redevelopment and land held for development of approximately $361.4 million under Contractual Obligations and Commitments. We also disclosed in this section other commitments totaling $18.3 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts. The sources of funds for these commitments were disclosed under Other Resources and Liquidity Requirements: “We expect to meet certain long-term liquidity requirements, such as for property development and redevelopment activities, property acquisitions, scheduled debt maturities, expansions and other non-recurring capital improvements, through net cash provided by operating activities, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.”

In addition, one key source of funds for us to potentially use to implement our planned capital expenditures is disclosed under Liquidity and Capital Resources – Unsecured Line of Credit and Unsecured Term Loan. Our unsecured line of credit and unsecured term loan (“Credit Facility”) provide for borrowings up to $1.9 billion. As of December 31, 2007, the outstanding balance under our $1.9 billion Credit Facility was approximately $1.1 billion. Our Credit Facility had approximately $785 million of capacity as of December 31, 2007. Additional sources of funds (secured indebtedness and debt and/or equity securities) were also disclosed as noted immediately above.

Accordingly, we believe that our MD&A satisfies the requirements of Item 303(a) of Regulation S-K and it addresses the interpretive guidance set forth in the 2003 Release.  However, upon review of the Staff’s comment and in order to enhance our disclosures of future capital expenditures and sources of funds for our capital expenditures in future filings, we will include a more prominent discussion of future capital expenditures by expanding our discussion under Capital Expenditures, Tenant Improvements and Leasing Costs to more clearly address in one section our future capital expenditure plans and our sources of funds to carry out those plans.

Property and lease information, page 39

Comment 2

Please confirm that you will expand the disclosure in future filings to include lease expirations for each of the next 10 years instead of five years.

Response to Comment 2

We confirm that we will expand the disclosure in our future filings to include lease expirations for each of the next 10 years instead of five years.

Exhibits, Financial Statement Schedules, page 45

Critical Accounting Policies, page 25

Comment 3

The note indicates that the values of origination costs associated with acquired in-place leases are classified as leasing costs.  The fair value of in-place leases associated with the acquisition of a building represents the value of having a lease in place and thus avoiding lease up period.  While that value may include the value of having avoided lease origination costs and the costs associated with a lease up period, it is unclear to us why your disclosure indicates that it represents capitalized origination costs.  Please clarify to us how you have determined the value assigned to in-place leases in accordance with SFAS 141.  Show us how you will revise your disclosure in future filings both here, page F-7 and in the second paragraph on F-10 to clarify your capitalization and amortization policy of the value of in-place leases which may include the value of lease origination costs avoided.

Response to Comment 3

In response to this comment, the following are the relevant portions of pages 25, F-7 and F-10 of our 2007 Form 10-K revised to clarify our capitalization and amortization policy of the value of in-place leases.  We will include these disclosures in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical accounting policies, page 25:

Rental properties, net and properties undergoing development and redevelopment and land held for development

In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment, and identified intangibles (including intangible value to above or below market leases, acquired in-place leases, tenant relationships and other intangible assets) based upon their relative fair values.  The value of tangible assets acquired is based upon our estimation of value on an “as if vacant” basis.  The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease.  We assess the fair value of tangible and intangible assets based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.  Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment.  The values of above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income.  The values of acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

Item 15. Exhibits, Financial Statement Schedules – 2. Basis of presentation and summary of significant accounting policies, page F-7:

Rental properties, net and properties undergoing development and redevelopment and land held for development

In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment, and identified intangibles (including intangible value to above or below market leases, acquired in-place leases, tenant relationships and other intangible assets) based upon their relative fair values.  The value of tangible assets acquired is based upon our estimation of value on an “as if vacant” basis.  The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease.  We assess the fair value of tangible and intangible assets based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.  Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment.  The values of above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income.  The values of acquired in-place leases are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining terms of the related leases.

Item 15. Exhibits, Financial Statement Schedules – 2. Basis of presentation and summary of significant accounting policies, page F-10:

Leasing costs

Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease.  Costs related to unsuccessful leasing opportunities are expensed.  Leasing costs, net of related amortization, totaled approximately $51,819,000 and $45,980,000 as of December 31, 2007 and 2006, respectively, and are included in other assets in the accompanying consolidated balance sheets.

The value of acquired in-place leases are recorded pursuant to SFAS 141 and are included in the amounts immediately above and are classified as leasing costs which are included in other assets in the accompanying consolidated balance sheets and amortized over the remaining life of the lease.  The value of acquired in-place leases, net of related amortization, was approximately $17,868,000 as of December 31, 2007.  The estimated annual amortization of the value of acquired in-place leases for each of the five succeeding years is approximately $4,815,000 for 2008, $4,033,000 for 2009, $2,633,000 for 2010, $1,839,000 for 2011 and $1,304,000 for 2012.

Note 2 – Basis of presentation and summary of significant accounting policies, page F-6

Investments, page F-9

Comment 4

The note indicates that investments in privately held entities are generally accounted for under the costs method.  Please identify the private entities in which you own 20% or more of the voting stock and for such entities indicate the percentage of the voting stock held by the company and the basis in APB 20 for not following the equity method.

Response to Comment 4

We inform the Staff that our investments in privately held entities that are accounted for under the costs method do not include any entities in which we own 20% or more of the voting stock.  In accordance with applicable REIT requirements, our ownership percentage in the voting stock of each individual privately held entity is under 10%.  In future filings, we will disclose that our ownership percentage in the voting stock of each individual privately held entity is under 10%.

Note 7 – Unsecured convertible notes, page F-19

Comment 5

We note that the company completed a private offering of $460 million of convertible notes with an initial conversion price of $117.96 per share of the company’s common stock.  Tell us of any circumstances that the conversion price could be reset in which the notes would no longer meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19.

Response to Comment 5

As further explained below, our $460 million of convertible notes meet the criteria for classification as “Instrument C” securities under EITF 90-19 and, accordingly, do not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19.

The circumstances under which the notes are convertible into cash and, if applicable, the company’s common shares are described in footnote 7 to the consolidated financial statements included in our Form 10-K:

“Holders of the Notes may convert their Notes into cash and, if applicable, shares of our common stock prior to stated maturity only under the following circumstances: (1) the Notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) the Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the “Note Measurement Period”) in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period; (3) the Notes will be convertible upon the occurrence of specified corporate transactions, including a change in control, certain merger or consolidation transactions or the liquidation of the company; (4) the Notes will be convertible if we call the Notes for redemption; and (5) the Notes will be convertible at any time from, and including, December 15, 2026 until the close of business on the business day immediately preceding January 15, 2027 or earlier redemption or repurchase.  The Note Measurement Period is the five consecutive trading day period following a request by a holder of the Notes.  As of December 31, 2007, the Notes had a conversion rate of approximately 8.4842 common shares per $1,000 principal amount of the Notes and a conversion price of approximately $117.87 per share of our common stock.”

If the conversion value exceeds $1,000 per $1,000 in principal of notes, we will pay $1,000 in cash and may pay the amount exceeding $1,000 in cash, common stock or a combination of cash and common stock, at our election.  In accordance with the variants of convertible debt instruments described in EITF 90-19, our $460 million of convertible notes are “Instrument C” securities because the notes provide that the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock.  As Instrument C type convertible notes, the notes do not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19.  Therefore, we have followed the guidance in EITF 90-19 which states “. . .The Task Force reached a consensus on Issues 1 and 2 that Instrument C should be accounted for like convertible debt (that is, as a combined instrument) if the conversion spread meets the requirements of Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” including the provisions contained in paragraphs 12–32 of Issue 00-19.  If the conversion spread feature does not meet those provisions, it is within the scope of Statement 133 and should be accounted for in accordance with the provisions of that Statement (that is, bifurcated and accounted for as a derivative instrument).”

Additionally, other events that will result in adjustments to the conversion rate are:

•                 dividends or distributions on our common stock payable in shares of our common stock to all holders of our common stock;

•                 subdivisions, combinations or certain reclassifications of our common stock;

•                 distributions to all or substantially all holders of our common stock of certain rights or warrants (other than, as described below, rights distributed pursuant to a stockholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the “current market price” (as defined in the indenture) per share of our common stock on the record date for the distribution;

•                 dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our existing or future subsidiaries’ capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the immediately preceding bullet point or, as described below, certain rights or warrants distributed pursuant to a stockholder rights plan) to purchase or subscribe for our securities;

•                 cash dividends or other cash distributions to all or substantially all holders of our common stock, other than:

•                  distributions in respect of tender or exchange offers described in the bullet point below; and

•                  regular quarterly cash dividends, to the extent the aggregate amount of such dividends in any quarterly period does not exceed $0.74 per share of our common stock ($0.74 being the “Reference Dividend Amount”); and

•                 distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, to the extent that such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price per share of our common stock on the first trading day after the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

In determining if the embedded conversion feature should be accounted for separately as a derivative if bifurcated from the notes as a stand alone instrument, we reviewed the terms and characteristics of the notes to ensure they satisfied the requirements under paragraph 11a of SFAS 133, which excludes from the scope “contracts issued or held by that reporting entity that are both indexed to its own common stock and classified in stockholders’ equity in its statement of financial position.” In determining whether the embedded conversion feature would be classified in stockholders’ equity we performed a detailed assessment of the conditions for equity classification as described in paragraphs 12 to 32 of EITF 00-19.

The conversion feature [described in footnote 7 to our consolidated financial statements - “Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the “Note Measurement Period”) in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period,”] is considered an embedded derivative and should be bifurcated as it is indexed not only to our common stock, but also to the trading value of the $460 million convertible notes. We have reviewed the embedded derivative and believe it has minimal value as the likelihood of this feature being exercisable is remote and there is no derivative trading that could be used to hedge the associated risks.  We monitor the value of this embedded derivative on a quarterly basis. All of the other conversion features of the notes met both the criteria in paragraph 11a for non-derivative classification and accounting as the conversion features are indexed to our common stock and the conversion features would be classified in stockholders’ equity if they had been issued on a stand alone basis. Therefore, we concluded that separate accounting for the conversion features under SFAS 133 was not required.

Exhibits 31.1 and 31.2

Comment 6

Refer also to the respective Exhibits filed within the Form 10-Q for the quarter periods ending March 31, 2008, June 30, 2008, and September 30, 2008.  We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response to Comment 6

We confirm that in future filings we will not include the title of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a).

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

Setting Compensation for Named Executive Officers, page 12

Comment 7

Please significantly expand your disclosure to discuss how compensation levels for each form of compensation are determined for each named executive officer.  For example, we note your statement on page 11 that the base salaries of your named executive officers are established by their respective employment agreements, and refer to your disclosure that the named executive officers received salary increases between 4 and 22 percent based on the attainment of company and individual performance goals.  For each named executive officer, please quantify and discuss these goals, including threshold, target and maximum levels, if applicable.  We refer you to Item 402(b)(1) of Regulation S-K.  Include this information in future filings and tell us how you intend to comply.

Response to Comment 7

We acknowledge the Staff’s comment, and we will enhance our disclosure in future filings to discuss how the levels and forms of compensation for each Named Executive Officer are determined, in a manner consistent with the information that we provide to the Staff below.

The Compensation Committee (the “Committee”) utilizes a broad and discretionary approach for determining the Named Executive Officers’ compensation. Within this broad and discretionary approach, the Committee has developed a general framework for determining the elements of compensation for our

Named Executive Officers: 1) consistent with our policy for performance-based compensation, base salary should generally be an important but smaller portion of total compensation; 2) annual cash bonuses have a performance-based component; 3) annual non-cash compensation in the form of restricted stock awards that vest over time should generally be at least 50% of total annual compensation in order to align a significant amount of compensation with the interest of our shareholders; and 4) each Named Executive Officer’s total compensation should be based on a subjective evaluation of the officer’s individual performance, position, tenure, experience, expertise, leadership, management capability, individual contribution to total shareholder return and management and stability of operations.

Under this framework, the Committee seeks to align both total compensation and the relative amounts of salary, bonus and long-term stock compensation with those amounts paid by publicly-traded office and office/industrial companies (based on a policy of maintaining competitive pay practices), an assessment of our company’s performance relative to that of publicly-traded office and office/industrial companies, and an assessment of each executive’s individual performance. The Committee does not set any quantitative target levels in determining the Named Executive Officers’ compensation, and there is no limit on the maximum amount of compensation awarded.  Additionally, the Committee uses information about the compensation programs of other publicly-traded office and office/industrial companies as an informal “market check” of compensation practices, salary levels and target incentive levels.  In conducting this “market check,” the Committee reviews information about other publicly-traded companies that operate in the office and office/industrial sector, but does not track a specific “peer group” of companies exclusively for compensation purposes.

The Committee has determined that total return to the stockholders is an important consideration in judging the performance of the company and of each Named Executive Officer. The Committee has not established any specific target levels with respect to this measure, leaving the Committee with full discretion to determine performance-based compensation after analyzing the overall performance of the company and the Named Executive Officers, individually and together as a team.

The Committee has established other subjective, qualitative performance goals, which ultimately focus directly or indirectly on total return to our stockholders and management and stability of operations. These company and individual goals that are subjective in nature, include development of strong tenant relations, development and mentoring our employee base, maintaining a leading position in our life science real estate niche, teamwork, management and operation of our business model, and setting business and financial strategy and tactics. The company and Named Executive Officers achieved the second highest total return of all publicly-traded equity REITs from its initial public offering through December 31, 2007. In addition, in the Committee’s judgment, each Named Executive Officer met the various other subjective performance goals for 2007.

With respect to the Named Executive Officer’s salaries, in 2007 the Committee increased Mr. Marcus’ salary by approximately 4%, or the minimum based salary adjustment based on the consumer price index for Los Angeles, California, as specified in his employment agreement. The increase reflected the Committee’s assessment of total compensation to Mr. Marcus for his performance and the company’s performance in 2007, with a significant portion of his total compensation in restricted stock awards. The salary increase for Mr. Richardson was also approximately 4%, or the minimum salary adjustment based on the consumer price index for San Francisco, as specified in his employment agreement. The salary increase for Mr. Shigenaga was approximately 22% and is reflective of a market adjustment to increase Mr. Shigenaga’s salary so that it is within the range of comparable salaries for comparable positions at other publicly-traded office and office/industrial companies, in addition to a small adjustment to reflect consideration of his individual performance and the company’s performance in 2007.  In addition, the

Committee did not break down the individual market adjustment and the small adjustment for performance for Mr. Shigenaga, but rather considered the overall adjustment reasonable for his role in the company and performance in 2007.  The salary increases for each Named Executive Officer reflects the Committee’s assessment of total compensation to each Named Executive Officer for their individual and company performance, with a significant portion of their total compensation in restricted stock awards, as discussed above.

Comment 8

We refer to your statement that you benchmark salary and target incentive levels to comparable companies.  Please disclose in future filings the names of the peer companies that you consider in determining compensation levels and quantify the actual benchmarks that you use.  Refer to Item 402(b)(1)(xiv) of Regulation S-K.  Please tell us how you intend to comply.

Response to Comment 8

We acknowledge the Staff’s comment, and we will enhance our disclosure in future filings to describe with more specificity how the Committee utilizes information about other office and office/industrial companies when determining compensation for the Named Executive Officers. We recognize that the Staff has indicated in Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations that the term “benchmarking” in Item 402(b) of Regulation S-K refers to “using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.”

The Committee does not set the Named Executive Officers’ salary and target incentive levels by reference to specific benchmarks for comparable positions at an identified peer group of companies; rather, the Committee uses information about the compensation programs of other publicly-traded office and office/industrial companies as an informal “market check” of compensation practices, salary levels and target incentive levels. In conducting this “market check,” the Committee reviews information about other publicly-traded companies that operate in the office and office/industrial sector, but does not track a specific “peer group” of companies exclusively for compensation purposes.  Overall, the Committee’s focus in reviewing information about other publicly-traded office and office/industrial companies is to determine if compensation decisions that the Committee has made, in its discretion and in accordance with the company’s overall compensation policies and practices, are consistent with the market.

In light of the fact that the Committee does not establish salary or target incentive levels based on specific average or individual compensation levels at the other office and office/industrial companies, the actual level of salary, bonus and incentive compensation awarded to the Named Executive Officers by the Committee, in its discretion, may exceed or fall below salary and target incentive levels at the other companies that the Committee considers.

In future filings, we will identify the specific publicly-traded office and office/industrial companies that the Committee has considered in the last fiscal year, along with a description of how any information about the salary, target incentive and compensation practices of those companies is utilized by the Committee when determining compensation for the Named Executive Officers.

Comment 9

We note your disclosure on page 11 that Mr. Shigenaga’s bonus is discretionary, and that he received a cash incentive bonus in the amount of 50 percent of his annual salary.  Please expand your disclosure to discuss what factors the compensation committee considered in deciding to award Mr. Shigenaga a cash incentive bonus.  Include this information in future filings and tell us how you intend to comply.

Response to Comment 9

We acknowledge the Staff’s comment, and we will enhance our disclosure in future filings to discuss the factors that the Committee considers in awarding cash incentive bonuses, as discussed in our responses to comments 7 and 8 above.

Summary Compensation Table, page 13

Comment 10

Please confirm to us that there are no other executive officers who received total compensation in 2007 greater than $100,000.  Refer to Item 402(a)(3)(iii) of Regulation S-K.

Response to Comment 10

We confirm that there are no other executive officers who received total compensation in 2007 greater than $100,000.

**************************

In connection with the aforementioned responses, Alexandria Real Estate Equities, Inc. acknowledges that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga
Dean A. Shigenaga
Chief Financial Officer

cc:	Joel S. Marcus, Chief Executive Officer
Kenneth Kohler, Esq.
Hermineh Pakhanians, CPA